NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager “) and Spectrum Asset Management, Inc., a Connecticut corporation (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement dated as of October 1, 2014 (the “Agreement”) and continued to August 1, 2020, pursuant to which the Sub-Adviser furnishes investment advisory services to Nuveen Preferred & Income Securities Fund f/k/a Nuveen Preferred Securities Income Fund; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Preferred & Income Securities Fund, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement until August 1, 2021, in the manner required by the Investment Company Act of 1940.

Dated as of July 31, 2020

NUVEEN FUND ADVISORS, LLC